CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this "Agreement") is entered into effective as of September 1, 2019 (the "Effective Date"), by and between C21 INVESTMENTS INC., a British Columbia corporation (the "Company"), and CB1 CAPITAL ADVISORS LLC, a Delaware limited liability company (the "Consultant").

RECITALS

A. The Company desires to retain the Consultant to provide advice to, and consult with, the Company with respect to the Consulting Services on the terms and conditions set forth in this Agreement, and the Consultant desires to accept such engagement from the Company and to perform the Consulting Services on the terms and conditions set forth in this Agreement.

B. The Company acknowledges and agrees that (i) the Consultant's responsibilities under this Agreement are advisory only and that the Consultant has no responsibility or right to assist the Company in implementing or effecting any transaction, and (ii) in the event that the Company elects to implement or effect any transaction pertaining to the Consulting Services or otherwise, the Company shall do so independent of the Consultant and through other consultants selected by the Company, including, without limitation, legal counsel, auditors, financial advisors and underwriters, among other qualified experts.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. **Engagement.**

1.1 Initial Term. As of the Effective Date, the Company hereby engages the Consultant, and the Consultant accepts such engagement, upon the terms and conditions hereinafter set forth, for the period (a) commencing on the Effective Date, and (b) expiring on August 31, 2020, except as otherwise permitted by the terms of this Agreement (the "Initial Term"). As used in this Agreement, the "Term" shall mean the Initial Term, together with any Renewal Term (as defined below).

1.2 Renewal Term. Upon the expiration of the Initial Term, provided this Agreement has not been terminated by the Company or the Consultant pursuant to the terms of this Agreement, the Initial Term shall be automatically extended for successive one (1) year terms (each, a "Renewal Term") unless either the Company or the Consultant gives the other a written notice of non-renewal at least sixty days (60) days prior to the expiration of the Initial Term or the applicable Renewal Term (the "Non-Renewal Notice"). If any such Notice of Non-Renewal is not given, this Agreement shall immediately and automatically renew and shall terminate at the end of the then applicable Renewal Term.

2. **[Reserved]**

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3. **Consulting Services.**

3.1 **Included Services**. Subject to Section 3.2, to the extent requested by the Company, the Consultant shall provide strategic and business development advice to the Company, including, without limitation, (i) assisting the Company in developing and mapping its organizational strategy and goals, (ii) guiding the Company management toward the successful implementation of best practices, (iii) providing guidance and making introductions to further the Company's business development, (iv) assisting the Company in bridging the gap between strategic planning and implementation, (v) analyzing investment and partnership opportunities for the Company, (vi) assisting the Company in forming an advisory board, (vii) making introductions to investment banks and their research analysts, (viii) advising the Company in capital raising strategies and execution, and (ix) otherwise being available to the Company's management team at mutually acceptable times to provide strategic advice.

3.2 **Excluded Services**. Except upon the Company's written approval of the Conditions to Providing the Excluded Services, the Consulting Services to be rendered by the Consultant to the Company shall not include any services the provision of which requires a license as a registered broker-dealer, investment adviser or underwriter to the extent the Consultant is not so licensed. Any such services shall collectively constitute "Excluded Services" hereunder. To the extent that the Company elects to implement or effect any securities transaction pertaining to the Consulting Services or otherwise, the Company shall do so independent of the Consultant and through other consultants, including, without limitation, legal counsel, auditors, financial advisors and underwriters, as applicable, among other qualified experts.

4. **Reporting; Time Commitment.**

4.1 **Reporting**. The Consultant shall report directly to the Chief Executive Officer of the Company or his designee.

4.2 **Time Commitment**. During the Term, the Consultant shall devote such amount of the Consultant's business time, energy and skill to the Consulting Services as may be reasonably necessary to perform the Consulting Services.

5. **Representations, Warranties and Covenants.**

5.1 **The Consultant**. The Consultant represents, warrants and covenants to the Company as follows:

5.1.1 **Organization**. The Consultant is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite limited liability company power and authority to carry on its business as now being conducted.

5.1.2 **Authority; Binding Obligation**. The Consultant has all requisite power and authority to enter into this Agreement and perform the Consulting Services. The execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Consultant. This Agreement has been duly executed and delivered by the Consultant and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of the Consultant, enforceable against the Consultant in accordance with its terms, except as the enforceability

thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity.

5.1.3 **Conduct**. The Consultant shall perform the Consulting Services in a diligent, timely and competent manner in accordance with applicable law. The Consultant has not held itself out as (x) a broker-dealer, or as a person qualified to render the services of a broker-dealer, or (y) a party willing or able to execute trades or assist others in routing or completing securities transactions. Upon the expiration or earlier termination of the Term, at the request of the Company, the Consultant shall return to the Company all property received by the Consultant in connection with providing Consulting Services hereunder then in the Consultant's possession. Notwithstanding the foregoing, (a) the Consultant shall be permitted to retain copies of any information received from the Company in connection with the Consulting Services to the extent required by applicable law or by its corporate document retention policies, and (b) nothing in this Section 5.1.3 shall require the Consultant to delete copies of files from backup servers or similar storage media.

5.1.4 **Location**. The Consultant shall (i) primarily work remotely from the Consultant's own offices in Port Washington, New York; however, as reasonably requested by the Company from time to time, and in accordance with Section 6.4 hereof, the Consultant may work from the Company's office in Vancouver, British Columbia, and (ii) subject to Section 6.4 hereof, be expected to travel from time to time in the course of performing the Consulting Services.

5.2 **The Company**. The Company represents, warrants and covenants to the Consultant as follows:

5.2.1 **Organization**. The Company is duly organized, validly existing and in good standing under the laws of the Province of British Columbia and has the requisite corporate power and authority to carry on the Company's business as now being conducted.

5.2.2 **Authority; Binding Obligation**. The Company has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and, assuming due execution and delivery by the Consultant, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity.

5.2.3 **Blackout Periods**. If, during the term of this Agreement, the Company's securities are traded on an exchange, the Company shall provide the Consultant with prior written notice (which may include notice by e-mail) of the Company's normal blackout periods when it prohibits its employees from trading in its securities, so that the Consultant is aware of such dates.

6. **Consulting Fees and Expenses; Benefits.**

6.1 **Consulting Fees**. During the Term, subject to the terms of this Agreement, as payment and consideration for the Consultant's performance of the Consulting Services to the Company, the Company shall pay the Consultant the consulting fees set forth in this Section 6, with no

duplication of amounts intended (collectively, the "Consulting Fees") subject to and in accordance with the terms, conditions, qualifications and timing set forth in this Section 6.

6.2 **Base Consulting Fee.**

6.2.1 **Amount**. During the Term, for so long as the Consultant is providing the Consulting Services, the Consultant shall receive the Base Consulting Fee, which shall be comprised of the following components: (a) a monthly base consulting fee of Twenty Thousand Dollars ($20,000) in cash (the "Base Cash Consulting Fee") and (b) on the first day of the Initial Term, a Base Option Award. The "Base Option Award" shall be an option (exercisable for a period of not less than five years from the date of issuance) to purchase 500,000 shares of common stock of the Company at an exercise price equal C$1.00 per share; *provided, however*, that in no event shall the Base Option Award be exercisable more than twelve (12) months after the end of the Term to the extent that such an exercise period would violate any listing rules of any primary exchange on which the Company's shares are listed (or with respect to which a listing application has been filed in good faith). The shares issuable upon the Consultant's exercise of the Base Option Award shall be publicly tradable without restriction except as provided under applicable Canadian securities laws including the Canadian statutory hold-period of four months plus a day from the date of grant of the Base Option Award, unless the Consultant qualifies for an exemption therefrom. The number of shares and the price underlying the Base Option Award shall be adjusted from time to time, as necessary, to equitably account for any changes in the Company's capital structure (*e.g.*, proper equitable adjustment in the event of a stock split or stock dividend, etc.).

6.2.2 **Adjustment**. The amount of the Base Consulting Fee shall be reviewed by the Company Board annually and may be adjusted upward (but not downward) at such time.

6.2.3 **Payment Timing; Other**. From and after the Effective Date and during the Term, the Base Cash Consulting Fee shall be invoiced by the Consultant monthly in advance and shall be payable by the Company in accordance with the Company's normal business practices, but in no event shall such amounts be paid more than 30 days after the date of such invoice.

6.3 **Additional Consulting Fees**. In addition to fees payable pursuant to Section 6.2 or pursuant to agreements entered into pursuant to Section 3.1.2, or as otherwise agreed upon by the Company, the Company shall pay to the Consultant the following:

6.3.1 **Origination Fee**. Subject to Section 3.2, and solely to the extent permitted by law, with respect to any loans or investments in preferred equity or mezzanine securities made by the Company or any of its affiliates, which loans or investments arose from opportunities originated or identified by Consultant a fee equal to 1% of the total amount or gross amount of any such investments or loans.

6.3.2 **Payment Frequency**. Any additional consulting fees due to the Consultant under this Section shall be paid, with respect to a fee based on a transaction, upon consummation thereof and, in all other cases, no less frequently than quarterly in accordance with the Company's business practices.

6.4 **Expenses**. The Consultant shall be entitled to reimbursement promptly by the Company for all reasonable and actually incurred business expenses that the Consultant incurs on behalf of

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the Company during the Term in performing the Consulting Services; provided, that, the Consultant shall provide to the Company reasonable documentation in accordance with the Company's expense reimbursement policies in effect from time to time. The Company agrees that any air travel scheduled for more than four hours shall be "business class". Expenses greater than US$5,000 individually or in the aggregate shall be subject to the prior approval of the Company, which such consent shall not be unreasonably withheld.

7. **Termination; Termination Fees; and Related Matters.**

7.1 **Termination**. The Consultant's Consulting Services may be terminated at any time, at the option of either Party, subject only to any applicable termination obligations set forth in this Section 7. Upon any termination hereunder, the Term shall automatically expire.

7.2 **Rights Upon Termination**.

(i) Payment of Fees and Benefits Earned Through Date of Termination and After Date of Termination. Upon any termination of the Consultant, the Consultant shall in all events be paid all accrued but unpaid Base Cash Consulting Fees. Any and all amounts due pursuant to this Section 7.2(i) shall be paid no later than thirty (30) calendar days following the Consultant's termination. The Company's obligations to the Consultant under Section 3.1.2 hereof and under Section 6.3 hereof shall continue after the end of the Term of this Agreement and shall survive the termination of this Agreement.

(ii) Termination by the Company or by the Consultant Due to Breach by the Company. In the event the Company or any successor to the Company terminates the Consultant (other than pursuant to Section 7.2(iii) or Section 7.2(iv)), or if the Consultant terminates due a material breach by the Company of a material obligation hereunder (subject to Section 12), the Company shall, in addition to paying the amounts provided under Section 7.2(i) (the "Section 7.2(i) Payments"), pay to the Consultant, in one lump sum in cash, an amount equal to the remaining Base Cash Consulting Fees that otherwise would be payable to the Consultant for the remainder of the Term in the absence of such termination (such lump sum, the "Early Termination Payment"). The lump sum payment called for by this Section 7.2(ii) shall be paid at the effective time of such termination. The Company shall also continue to be obligated to pay to the Consultant all amounts otherwise due to the Consultant under Section 3.1.2 hereof and under Section 6.3 hereof after the Date of Termination.

(iii) Termination by the Consultant or by the Company Due to Breach by the Consultant. In the event Consultant terminates this Agreement other than pursuant to Section 7.2(ii) or the Company terminates this Agreement due a material breach by Consultant of a material obligation hereunder (subject to Section 12), the Consultant shall receive the amounts set forth in Section 7.2(i) at the effective time of such termination. The Company shall also continue to be obligated to pay to the Consultant all amounts otherwise due to the Consultant under Section 3.1.2 hereof and under Section 6.3 hereof after the Date of Termination.

(iv) Termination by the Company Due to Change in Control. If after December 31, 2019, (A) the Company enters into an agreement with an unaffiliated third party (the "Successor") pursuant to which (I) the Company will merge or be amalgamated with and into the Successor or

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(II) all or substantially all of the of assets of the Company will be sold to the Successor (in either case, such transaction, a "Transforming Transaction"), (B) the Successor is not willing to consummate the Transforming Transaction without the termination of this Agreement, and (C) in connection with and at the time of the closing of the Transforming Transaction, the Company terminates this Agreement, then, in lieu of making the Early Termination Payment contemplated by Section 7.2(ii) hereof, the Company may instead pay to the Consultant an amount equal to 95% of the Early Termination Payment in shares of common stock of the Company (based on the trailing 30-day VWAP of the Company's common shares for the period ending the day immediately prior to the closing of the Transforming Transaction) provided that such shares of common stock must be freely tradable without restriction. Nothing in this Section 7.2(iv) shall eliminate the Company's obligation to pay the Section 7.2(i) payments in accordance therewith.

7.3 **Notice of Termination**. The Non-Renewal Notice pursuant to Section 1.2 or of any termination of the Consultant shall be communicated by written notice (a "Notice of Termination") from one party hereto to the other party hereto in accordance with this Section 7 and Section 10.11.

7.4 **Date of Termination**. "Date of Termination," with respect to any termination of the Consultant's engagement during the Term, shall mean (i) if the Consultant's engagement with the Company is duly terminated by the Company due to material breach of this Agreement by the Consultant or by the Consultant for any reason, the date on which a Notice of Termination is given which complies with the requirements of Section 7.3, and (ii) if the Consultant is terminated by the Company for any other reason, the date specified in the Notice of Termination.

8. **Relationship**. The Company and the Consultant intend (a) that this Agreement shall be a consulting agreement and not a partnership agreement, and (b) that the Consultant shall be an independent contractor and its members and employees providing Consulting Services hereunder shall not be employees of the Company. The Consultant (and all employees and members thereof) shall operate at all times as an independent contractor of the Company. Without limiting the generality of the foregoing, nothing in this Agreement shall be construed as creating an employer/employee relationship, partnership, joint venture, or other business group between the Consultant and the Company.

8.1 **No Authority to Supervise**. While the Company's personnel may from time to time assist the Consultant in rendering the Consulting Services (if and when the Company may reasonably direct), the Consultant, in such capacity, shall have no authority to supervise, direct, hire, fire or make other management decisions regarding such personnel.

8.2 **Taxes**. The Consultant and the Company agree that the Consultant (and all of the Consultant's employees and members) is not an employee of the Company for state or federal tax purposes. The Consultant (and all of the Consultant's employees and members) shall be solely responsible for any and all income, unemployment, social security, worker's compensation, FICA or any other taxes or amounts payable with respect to the Consulting Fee and any and all other compensation paid or provided to the Consultant pursuant to this Agreement. The Consultant shall indemnify, defend and hold harmless the Company from and against any tax or other liability that any of them may have with respect to any such payment and against any and all losses or liabilities, including, without limitation, defense costs, arising out of the Consultant's failure to pay any taxes due from the Consultant with respect to any such payment.

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8.3 **Workers' Compensation and Unemployment Insurance**. The Consultant (and the Consultant's employees and members) is not entitled to worker's compensation benefits or unemployment compensation benefits provided by the Company. The Consultant shall be solely responsible for the payment of the Consultant's (and the Consultant's employees and members) worker's compensation, unemployment compensation, and other such payments for the Consultant (and the Consultant's employees and members). The Company shall not be obligated to pay for worker's compensation for the Consultant (or the Consultant's employees or members), contribute to a state unemployment fund for the Consultant, or pay the federal unemployment tax for the Consultant or pay for any health insurance benefits for the Consultant (or the Consultant's employees or members).

9. **Protective Covenants.**

9.1 **Confidential Information; Inventions.**

9.1.1 **Process**. The Consultant (and the Consultant's employees and members) shall not use (except to the extent that such use is directly related to and required by the Consultant's performance of the Consulting Services) or disclose at any time, either during the Term or thereafter, any Confidential Information (as defined below) of the Company of which the Consultant (or any employee or member thereof) is or becomes aware, whether or not such information is developed by the Consultant (or any employee or member thereof). The Consultant shall take (and shall cause the Consultant's employees and members to take) commercially reasonable steps to safeguard Confidential Information of the Company in the Consultant's (or the Consultant's employees and members) possession and to protect the Company against disclosure, misuse, espionage, loss and theft. The Consultant (and the Consultant's employees and members) shall deliver to the Company at the end of the Term or at any other time the Company may request the same from the Consultant (and the Consultant's employees and members), all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information of the Company or the Work Product (defined below) of the Company which the Consultant (or the Consultant's employees and members) may then possess or have under the Consultant's (or the Consultant's employees and members) control. Notwithstanding the foregoing, (x) the Consultant shall be permitted to retain copies of the Confidential Information to the extent required by applicable law or by its corporate document retention policies, (y) any such information so retained under the foregoing clause (x) shall remain subject to the terms of this Section 9.1 and (z) nothing in this Section 9.1 shall require the Consultant to delete copies of files from backup servers or similar storage media. In addition, notwithstanding the foregoing, the Consultant (and the Consultant's employees and members) may truthfully respond to a lawful and valid subpoena or other legal process of any court or regulatory authority, provided that other than with respect to communications with regulatory authorities, the Consultant shall give the Company prior written notice thereof and shall, as much in advance of the return date as possible, make available to the Company's counsel the documents and other information sought, and shall reasonably assist the Company's counsel, at the Company's sole expense, in resisting or otherwise responding to such process.

9.1.2 **Scope**. As used in this Agreement, the term "Confidential Information" means information that is not generally known to the public and that is used, developed or obtained by a party (together with its affiliates, the "Discloser") in connection with its business, including, without limitation,

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information, observations and data obtained by the other party (or such other party's employees and members, collectively, the "Recipient") during the provision of the Consulting Services to the Company and its affiliates (including any such information obtained prior to the Effective Date) hereunder concerning (i) the business or affairs of the Discloser, (ii) its products or services, (iii) its fees, costs and pricing structures, (iv) its data and intellectual property, (v) its analyses, (vi) its drawings, photographs and reports, (vii) its computer software, including operating systems, applications and listings, (viii) its flow charts, manuals and documentation, (ix) its data bases, (x) its accounting and business methods, (xi) its inventions, new developments, methods and processes, whether patented, patentable or unpatentable and whether or not reduced to practice, (xii) its customers and clients and customer or client lists, (xiii) its other copyrightable works, (xiv) its production methods, processes, technology and trade secrets, and (xv) all similar and related information in whatever form. Confidential Information shall not include any information that has been published (other than a disclosure by the Recipient or any employee or member thereof in breach of this Agreement) in a form generally available to the public prior to the date the Recipient proposes to disclose or use such information. Confidential Information shall not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

9.1.3 **Definitions**. As used in this Agreement, the term (i) "Person" shall be construed broadly and shall include, without limitation, an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof, (ii) "Work Product" shall mean all inventions, innovations, improvements, technical information, systems, scientific developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patented, patentable or unpatentable, copyrightable, registrable as a trademark, reduced to writing, or otherwise) which relate to the Company's (together with its affiliates) actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by the Consultant, or any employee or member thereof (whether or not during usual business hours, whether or not by the use of the facilities of the Company, and whether or not alone or in conjunction with any other Person) while performing any Consulting Services during the Term (including those conceived, developed or made prior to the Effective Date), together with all patent applications, letters patent, trademark, trade name and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing. All Work Product that the Consultant may discover, invent or originate with respect to the Company and its businesses during the Term shall be the exclusive property of the Company, and the Consultant(and all employees and members thereof) hereby assigns all of the Consultant's (and all employees and members thereof) right, title and interest in and to such Work Product to the Company, including, without limitation, all intellectual property rights therein. The Consultant (and all employees and members thereof) shall promptly disclose all Work Product to the Company, shall execute at the request of the Company any reasonable assignments or other documents the Company may deem necessary to protect or perfect the Company's rights therein, and shall assist the Company in obtaining, defending and enforcing its rights therein.

9.2 **Enforcement**. The Consulting Services are unique and the Consultant (and all employees and members thereof) has access to Confidential Information and Work Product. Accordingly, a

breach by the Consultant of any of the covenants in this Section 9 would cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and any damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Therefore, in the event of any breach or threatened breach of any provision of this Section 9, the Company shall be entitled, in addition to, and without limitation upon, all other remedies the Company may have under this Agreement, at law or otherwise, to seek to obtain specific performance, injunctive relief and/or other appropriate relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Section 9, or require the Consultant (and all employees and members thereof) to account for and pay over to the Company all compensation, profits, moneys, accruals, increments or other benefits derived from or received as a result of any transactions constituting a breach of this Section 9 if and when final judgment of a court of competent jurisdiction is so entered against the Consultant (or any employee or member thereof).

9.3 **Ownership**. All software, hardware, equipment or records, including all copies or extracts of them which the Consultant (or any employee or member thereof) prepares, uses or sees during the Term in relation to the performance of the Consulting Services shall be and remain the sole property of the Company to the extent that such software, hardware, equipment or records were provided by the Company to the Consultant or made available to the Consultant by the Company.

9.4 **Non-Solicitation.** The Company agrees that for the period from the date hereof until twelve (12) months after the end of the Term, neither the Company nor any of its affiliates will directly or indirectly solicit to hire or hire any employee or owner of the Consultant so long as such employee or owner is then such an employee or owner of the Consultant or was an employee or owner thereof within twelve (12) months prior to such solicitation, other than a general solicitation in the ordinary course of business not specifically targeted at employees of the Consultant or solicitations of former employees or owners of the Consultant whose employment or ownership, as the case may be, was terminated by the Consultant.

10. **Miscellaneous.**

10.1 **Successors; No Assignment by the Consultant**. This Agreement shall not, without the prior written consent of the Company be assignable by the Consultant, other than to a wholly owned affiliate of the Consultant. This Agreement may only be assigned by the Company to a successor to all or substantially all of the business or assets of the Company and shall be binding upon, and inure to the benefit of, such successor. The Company shall require any such successor to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used herein, "successor" or "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the ownership of the Company or to which the Company assigns this Agreement by operation of law of otherwise.

10.2 **Waiver**. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right,

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remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be binding unless in writing and signed by the party asserted to have granted such waiver.

10.3 **Modification**. This Agreement may not be amended or modified other than by a written agreement executed by the Company and the Consultant.

10.4 **Complete Agreement**. This Agreement (including, without limitation, any Schedules attached hereto), together with any Base Option Award agreements hereinafter in effect, contains the entire agreement and final understanding between the parties hereto with respect to the subject matter addressed herein between the parties, and supersedes and replaces all prior negotiations and all agreements proposed or executed, whether written or oral, with the Consultant and the Company concerning the subject matter hereof. Any representation, promise or agreement not specifically included in this Agreement shall not be binding upon or enforceable against any party hereto. This Agreement constitutes an integrated agreement.

10.5 **Severability**. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction or an arbitrator, as the case may be, to be invalid, prohibited or unenforceable under any present or future law, and if the rights and obligations of any party under this Agreement shall not be materially and adversely affected thereby, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction, and to this end, the provisions of this Agreement are declared to be severable. Furthermore, in lieu of such invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.6 **Governing Law**. This Agreement shall, without regard to principles of conflict of laws, be governed by the laws of the State of New York as to all matters, including, without limitation, matters of validity, construction, effect and performance.

10.7 **Counterparts**. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

10.8 **Attorneys' Fees**. In the event of a legal dispute between the parties hereto relating to the subject matter hereof, the prevailing party shall be entitled to receipt from the losing party of all reasonable out-of-pocket attorneys' fees and costs related thereto.

10.9 **Jurisdiction; Waiver of Jury Trial**. Any judicial proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought only in the state

or federal courts of the County and State of New York, and by the execution and delivery of this Agreement, each of the parties hereto accepts for themselves the exclusive jurisdiction of the aforesaid courts and irrevocably consents to the jurisdiction of such courts (and the appropriate appellate courts) in any such proceedings, waives any objection to venue laid therein and agrees to be bound by the judgment rendered thereby in connection with this Agreement or any agreement identified herein. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT.

10.10 **Notices**. Any notice to be given hereunder by any party to the other may be effected by personal delivery, in writing, or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses set forth below, but each party may change its address by written notice in accordance with this Section 10.10. Notices shall be deemed communicated as of the actual receipt or refusal of receipt.

If to the Consultant:

CB1 CAPITAL ADVISORS LLC
Two Haven Avenue, Suite 205
Port Washington, NY 11050
Attn: General Counsel

If to the Company:

C21 INVESTMENTS INC.
595 Howe Street, Suite 303
Vancouver, BC V6C 2T5
CANADA
Attn: Chief Executive Officer

10.11 **Headings; Construction**. The section and paragraph headings and titles contained in this Agreement are inserted for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation of this Agreement. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

11. **Indemnification**. To the maximum extent permitted by law, the Company and its respective successors and assigns (the "Indemnitor") shall indemnify, protect, defend and hold harmless the Consultant (and its members, employees, representatives and agents) (the "Indemnitee") from, for, and against any and all claims, liabilities, liens, fines, demands, lawsuits, actions, losses, damages, injuries, judgments, settlements, costs or expenses whether asserted in law or in equity and including any claims made by regulatory agencies asserted against the Indemnitee arising out of, in whole or in part, the actions or commissions of the Indemnitor, this Agreement or the Consulting Services, other than those which have arisen from the Indemnitee's gross negligence, willful misconduct or material breach of this Agreement (hereinafter,

collectively, "Claims"). The Indemnitor shall provide a legal defense with counsel reasonably approved by the Indemnitee upon the first notice the Indemnitee sends to the Indemnitor and the Indemnitor shall continue to provide such defense to the Indemnitee until the matter is fully resolved by either final judgment, settlement, or other release executed by the Indemnitee. The Indemnitor shall indemnify the Indemnitee from, for and against all Claims, including, without limitation, all legal fees, costs and expert fees and costs that the Indemnitee may directly or indirectly sustain, suffer or incur as a result thereof. The Indemnitor shall and does hereby assume on behalf of the Indemnitee, upon the Indemnitee's written demand, the amount of any costs allowed by law, and costs identified herein, any settlement reached or any judgment that may be entered against the Indemnitee, as a result of such Claims. The obligations of the Indemnitor pursuant to this Section 11 shall survive the expiration or earlier termination of this Agreement.

12. **Notice and Opportunity to Cure**. Notwithstanding anything to the contrary herein, no party shall be entitled to recover damages or to terminate the Term by reason of any breach by another party hereto of its obligations hereunder unless the breaching party fails to remedy such breach within (a) five (5) days following receipt of the non-breaching party's notice thereof with respect to any breaches of a payment obligation, and (b) fifteen (15) days following receipt of the non-breaching party's notice thereof with respect to any other breaches. The foregoing cure period will not apply to any representations or warranties hereunder, to breaches incapable of being cured, or to an application for injunctive relief. Repetitive breaches of the same kind and character shall not be curable.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on its behalf by its respective officer or managing member thereunto duly authorized as of the Effective Date.

C21 Investments Inc.
a British Columbia corporation

By: ______________________ 2019.09.08 08:03:27 -07'00'
Name: ___Sonny L. Newman______
Its: ___Spetember 9th, 20129_______

CB1 CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: ______________________
Name: ______________________
Its: ______________________